

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 14, 2017

Mr. Alan Jacobs
Senior Vice President and Chief Operating Officer
Worthy Peer Capital, Inc.
4400 North Federal Highway
Suite 210-12
Boca Raton, FL 33431

> **Re: Worthy Peer Capital, Inc.**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted October 24, 2017**
> **CIK No. 0001699834**

Dear Mr. Jacobs:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Part I

1.   Revise to check "No" on the Item 4 question regarding pricing after qualification or advise the Staff as to the reasons the box is checked "Yes."

Part II

Preliminary Offering Circular

2.   Revise the cover page to disclose the format being used. See Part II, Section (a)(1) of From 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 13

3.   We note your plan of operations is to meet with potential funding sources and purchasers of Worthy Bonds. Please describe your plan of operations for the 12 months following the commencement of the proposed offering in greater detail or give the reasons such a plan is unavailable. Please refer to Item 9(c) of Form 1-A for guidance.

4.   We note you won't pay officers, directors or employees until cash permits. Please revise to describe how you will compensate *employees* for work they perform on your behalf during any period that cash does not permit. Please disclose if you plan to compensate employees with Worthy Bonds.

Compensation of Directors and Executive Officers, page 15

5.   We note your response to comment 5. Please revise to provide potential investors an explanation of what qualifies as a "significant capital infusion" sufficient to begin compensating directors and executive officers or remove the phrase.

Security Ownership of Management and Certain Security Holders, page 16

6.   We note the revisions you made to the beneficial ownership table in response to comment 6. However, the share amounts listed for the three officers and directors as a group appear to total 848,750 shares, not the 908,750 you have listed for the group. Please reconcile these figures or clarify the disclosure.

The Worthy Peer Capital Website, page 17

7.   We note your response to comment 7 that you have removed the restriction on the transfer of Worthy Bonds to third parties and that the securities are now transferable, subject to a servicing fee. Please disclose the amount of this servicing fee. If the amount is not presently known, please disclose how and when the fee will be determined.

Plan of Distribution, page 20

8.   Revise to state that if any broker/dealer or other agent/person are engaged to sell the securities, a post-qualification amendment will be filed disclosing the names and compensation arrangements prior to any sales by such persons.

Part III—Exhibits

9.   Please revise to provide all instruments defining the rights of the holders of your securities. Refer to Item 17(3) of Form 1-A for guidance.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Hugh West, SACA, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert, Staff Attorney, at (202) 551-2326 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Charles B. Pearlman, Esq.